                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C.  20549


                                SCHEDULE 13G/A


                   UNDER THE SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO.  11 )*
                                           -----


                                Media 100 Inc.
        ---------------------------------------------------------------
                               (Name of Issuer)

                    Common Stock, $0.01 par value per share
        ---------------------------------------------------------------
                         (Title of Class of Securities)


                                  584-40W-105
                          --------------------------
                                (CUSIP Number)


Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the
Notes).
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-------------------------                                  ---------------------
  CUSIP NO. 238-015-10-1                13G                  PAGE 2 OF 5 PAGES
-------------------------                                  ---------------------

------------------------------------------------------------------------------
      NAME OF REPORTING PERSON
 1    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

      Alfred A. Molinari, Jr.  ###-##-####
------------------------------------------------------------------------------
      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
 2                                                              (a) [_]
                                                                (b) [X]

------------------------------------------------------------------------------
      SEC USE ONLY
 3


------------------------------------------------------------------------------
      CITIZENSHIP OR PLACE OF ORGANIZATION
 4
      United States of America

------------------------------------------------------------------------------
                          SOLE VOTING POWER
                     5
     NUMBER OF            996,599 shares

      SHARES       -----------------------------------------------------------
                          SHARED VOTING POWER
   BENEFICIALLY      6
                                -----
     OWNED BY
                   -----------------------------------------------------------
       EACH               SOLE DISPOSITIVE POWER
                     7
    REPORTING             996,599 shares

      PERSON       -----------------------------------------------------------
                          SHARED DISPOSITIVE POWER
       WITH          8
                                -----
------------------------------------------------------------------------------
      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
 9
      996,599 shares

------------------------------------------------------------------------------
      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
10    CERTAIN SHARES*                                               [X]


------------------------------------------------------------------------------
      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
11
      12.3%

------------------------------------------------------------------------------
      TYPE OF REPORTING PERSON*
12
      IN

------------------------------------------------------------------------------

                     *SEE INSTRUCTIONS BEFORE FILLING OUT!
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                                       .
                                                         Page 3 of 5 Pages



                              AMENDMENT NO. 11 TO
                   SCHEDULE 13G FOR ALFRED A. MOLINARI, JR.

Item 1(a).  Name of Issuer:
            --------------

            Media 100 Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:
            -----------------------------------------------

            100 Locke Drive, Marlboro, Massachusetts  01752

Item 2(a).  Name of Person Filing
            ---------------------

            Alfred A. Molinari, Jr.

Item 2(b).  Address of Principal Business Office or, if none, residence:
            -----------------------------------------------------------

            100 Locke Drive, Marlboro, Massachusetts  01752

Item 2(c).  Citizenship
            -----------

            United States

Item 2(d).  Title of Class of Securities:
            ----------------------------

            Common Stock

Item 2(e).  CUSIP Number:
            ------------

            584-40W-105

Item 3.     If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b),
            ------------------------------------------------------------------
            check whether the person filing is a:
            -------------------------------------

            Not applicable

Item 4.     Ownership*
            ---------

            (a). Amount Beneficially Owned: 996,599 shares (1)
             -------------------------

________________________
*  Notes to Item 4:

   1. Does not include 17,614 shares owned by Mr. Molinari's wife as to which Mr. Molinari disclaims beneficial ownership.
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                                                          Page 4 of 5 Pages




        (b).  Percent of Class: 12.3%
              ----------------

        (c).  Number of shares as to which such person has:
              --------------------------------------------

              (i)   sole power to vote or to direct the vote: 996,599 shares (1)

              (ii)  shared power to vote or to direct the vote:
                                                               ----
              (iii) sole power to dispose or to direct the disposition of:
                    996,599 shares (1)

              (iv)  shared power to dispose or to direct the disposition of:
                                                                            ----

Item 5. Ownership of Five Percent or Less of a Class:
        --------------------------------------------

        Not Applicable

Item 6. Ownership of More than Five Percent on Behalf of Another Person:
        ---------------------------------------------------------------

        Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the
        ----------------------------------------------------------------------
        Security Being Reported on By the Parent Holding Company:
        --------------------------------------------------------

        Not Applicable

Item 8. Identification and Classification of Members of the Group:
        ---------------------------------------------------------

        Not Applicable

Item 9. Notice of Dissolution of Group:
        ------------------------------

        Not Applicable

Item 10.Certification:
        -------------

        Not Applicable
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                                                            Page 5 of 5 Pages

                                   SIGNATURE

  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



                    By:/s/ Alfred A. Molinari, Jr.
                       ---------------------------------------------
                       Name:  Alfred A. Molinari, Jr.
                       Title: Director

February 13, 1997